UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Issuer)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858495104

1.	Names of Reporting Persons Kyle R. Kirkland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 342,948

	6.	Shared Voting Power 1,131

	7.	Sole Dispositive Power 342,948

	8.	Shared Dispositive Power 1,131

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,079

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 858495104

1.	Names of Reporting Persons Dana D. Messina

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 540,444

	6.	Shared Voting Power 1,131

	7.	Sole Dispositive Power 540,444

	8.	Shared Dispositive Power 1,131

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,575

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Steinway Musical Instruments, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 800 South Street, Suite 305, Waltham, Massachusetts 02453

Item 2.
	(a)	Name of Person Filing Kyle R. Kirkland	Dana D. Messina
	(b)	Address of Principal Business Office or, if none, Residence c/o Steinway Musical Instruments, Inc. 800 South Street, Suite 305 Waltham, Massachusetts 02453	c/o Steinway Musical Instruments, Inc. 800 South Street, Suite 305 Waltham, Massachusetts 02453
	(c)	Citizenship United States of America	United States of America
	(d)	Title of Class of Securities See cover page	See cover page
	(e)	CUSIP Number See cover page	See cover page

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Kyle Kirkland:
(a)

Amount beneficially owned:

344,079, determined by adding (i) 59,000 shares of Ordinary Common Stock owned by Mr. Kirkland, (ii) 57,000 shares of Ordinary Common Stock subject to options exercisable within 60 days, (iii) 226,948 shares of Ordinary Common Stock issuable upon conversion of 226,948 shares of Class A Common Stock owned by Mr. Kirkland, and (iv) 1,131 shares of Ordinary Common Stock held by an entity in which Mr. Kirkland holds an equity interest.

(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is 4.0%, which is based on a total of 8,634,080 shares, determined by adding 8,099,128 shares of Ordinary Common Stock outstanding as of November 5, 2007 (as reported on the Issuer’s Form 10-Q filed on November 9, 2007), 477,952 shares of Class A Common Stock outstanding and 57,000 shares of Ordinary Common Stock subject to options exercisable by Mr. Kirkland within 60 days.  Each share of Class A Common Stock entitles its holder to 98 votes.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 342,948
		(ii)	Shared power to vote or to direct the vote 1,131
		(iii)	Sole power to dispose or to direct the disposition of 342,948
		(iv)	Shared power to dispose or to direct the disposition of 1,131

Mr. Kirkland shares voting and dispositive power with respect to 1,131 shares of Ordinary Common Stock with Dana D. Messina, who also owns an equity interest in the entity which holds such shares.  Mr. Kirkland expressly declares that the filing of this statement as a “group” shall not be construed as an admission that Mr. Kirkland is the beneficial owner of any other shares of Ordinary Common Stock or Class A Common Stock held by Mr. Messina or any other person or entity.

Dana D. Messina:
(a)

Amount beneficially owned:

541,575, determined by adding (i) 216,440 shares of Ordinary Common Stock owned by Mr. Messina, (ii) 73,000 shares of Ordinary Common Stock subject to options exercisable within 60 days, (iii) 251,004 shares of Ordinary Common Stock issuable upon conversion of 251,004 shares of Class A Common Stock owned by Mr. Messina, and (iv) 1,131 shares of Ordinary Common Stock held by an entity in which Mr. Messina holds an equity interest.

(b)

Percent of class:

The percentage of the class represented by the amount in Item 4(a) is 6.3%, which is based on a total of 8,650,080 shares, determined by adding 8,099,128 shares of Ordinary Common Stock outstanding as of November 5, 2007 (as reported on the Issuer’s Form 10-Q filed on November 9, 2007), 477,952 shares of Class A Common Stock outstanding and 73,000 shares of Ordinary Common Stock subject to options exercisable by Mr. Messina within 60 days.  Each share of Class A Common Stock entitles its holder to 98 votes.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 540,444
		(ii)	Shared power to vote or to direct the vote 1,131
		(iii)	Sole power to dispose or to direct the disposition of 540,444
		(iv)	Shared power to dispose or to direct the disposition of 1,131

Mr. Messina shares voting and dispositive power with respect to 1,131 shares of Ordinary Common Stock with Kyle Kirkland, who also owns an equity interest in the entity which holds such shares.  Mr. Messina expressly declares that the filing of this statement as a “group” shall not be construed as an admission that Mr. Messina is the beneficial owner of any other shares of Ordinary Common Stock or Class A Common Stock held by Mr. Kirkland or any other person or entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2008

/s/ Kyle R. Kirkland
Kyle R. Kirkland

/s/ Dana D. Messina
Dana D. Messina

EXHIBIT A

IDENTIFICATION OF MEMBERS OF THE GROUP

Kyle R. Kirkland

Dana D. Messina